UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

CONTENTS

Results of Operations

On February 23, 2026, Freightos Limited (the “Company”) announced its financial results for the fourth quarter of, and full year, 2025 and provided information concerning its expectations for certain key performance indicators for the first quarter of, and the full year, 2026. A copy of the press release containing that announcement and information is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Resignation of Board Member

Zvi Schreiber has tendered his resignation from the Company’s Board of Directors to be effective February 28, 2026.

Exhibits

99.1	Press release, dated February 23, 2026, entitled “Freightos Reports Fourth Quarter and Full Year 2025 Results”

Incorporation by Reference

The information in this Form 6-K (including, in Exhibit 99.1 hereto, the data presented in conformity with International Financial Reporting Standards (“IFRS”) and related analysis, but not the non-IFRS data or quotes of members of the Company’s management) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: February 23, 2026
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel